================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                   SCHEDULE TO
                                 (RULE 14D-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------

                        TRAVELERS PROPERTY CASUALTY CORP.
                       (Name of Subject Company (Issuer))

                       THE TRAVELERS INSURANCE GROUP INC.
                                 CITIGROUP INC.
                        TRAVELERS PROPERTY CASUALTY CORP.
                      (Names of Filing Persons (Offerors))

                                 --------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                 --------------

                                    893939108
                      (CUSIP Number of Class of Securities)

                                 --------------

                          Charles O. Prince, III, Esq.
                                 Citigroup Inc.
                              153 East 53rd Street
                            New York, New York 10043
                            Telephone: (212) 559-1000
                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:
                             Eric J. Friedman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                            Telephone: (212) 735-3000

                            CALCULATION OF FILING FEE

Transaction Valuation*: $ 2,370,843,831         Amount of Filing Fee: $474,169

--------
* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of Class A common stock, par value $.01 per share, of Travelers Property Casualty Corp. (the "Company Common Stock" or the "Shares"), at a price per Share of $41.50 in cash. As of March 21, 2000, there were 57,128,767 Shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount previously paid: Not applicable          Filing Party: Not applicable
    Form or registration No.: Not applicable        Date Filed: Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.

    [ ] issuer tender offer subject to Rule 13e-4.

    [X] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

     This Tender Offer Statement on Schedule TO relates to the third-party tender offer by The Travelers Insurance Group Inc., a Connecticut corporation (the "Purchaser") and an indirect wholly owned subsidiary of Citigroup Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of Class A common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Travelers Property Casualty Corp., a Delaware corporation (the "Company"), at a purchase price of $41.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the SUMMARY TERM SHEET in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Travelers Property Casualty Corp., a Delaware corporation. The Company's executive offices are located at One Tower Square, Hartford, Connecticut 06183, telephone, (212) 277-0111.

     (b) The class of securities to which this statement relates is the Class A common stock, par value $.01 per share, of which 57,128,767 Shares were issued and outstanding as of March 21, 2000. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in THE TENDER OFFER Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Tender Offer Statement is filed by Parent and the Purchaser. The information set forth in THE TENDER OFFER Section 8 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

     (b) The information set forth in THE TENDER OFFER Section 8 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

     (c) The information set forth in THE TENDER OFFER Section 8 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference. During the last five years, none of the Purchaser or Parent or, to the best knowledge of the Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Unless otherwise noted, the persons listed on Schedule I to the Offer to Purchase are citizens of the United States.

ITEM 4. TERMS OF THE TRANSACTION.

     The information set forth in the Offer to Purchase is incorporated herein by reference.

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

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) The information set forth in SPECIAL FACTORS ("Related Party Transactions") of the Offer to Purchase is incorporated herein by reference. Except as disclosed above in this Item 5(a), during the past two years, there have been no transactions that would be required to be disclosed under this
Item 5(a) between any of the Purchaser or Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

     (b) The information set forth in the INTRODUCTION, SPECIAL FACTORS ("Background of this Offer") and SPECIAL FACTORS ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the INTRODUCTION, SPECIAL FACTORS ("Background of this Offer") and SPECIAL FACTORS ("The Merger Agreement") of the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5(b) between any of the Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of the Purchaser and Parent, any of those persons listed on Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a), (c)(1), (4)-(7) The information set forth in the INTRODUCTION, SPECIAL FACTORS ("Background of this Offer"), SPECIAL FACTORS ("The Merger Agreement"), SPECIAL FACTORS ("Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger"), SPECIAL FACTORS ("Plans for the Company After the Offer and the Merger; Certain Effects of the Offer") and Section 10 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (c)(2)-(3) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in THE TENDER OFFER Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the INTRODUCTION and THE TENDER OFFER
Section 8 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth on Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in the INTRODUCTION and THE TENDER OFFER Section 12 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in SPECIAL FACTORS ("The Merger Agreement"), SPECIAL FACTORS ("Plans for the Company After the Offer and Merger; Certain Effects of the Offer") and THE TENDER OFFER Section 14 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.


   (a)(1)(A)          Offer to Purchase dated March 23, 2000.

   (a)(1)(B)          Recommendation Statement on Schedule 14D-9 of the Company, dated March 23, 2000.

   (a)(1)(C)          Letter of Transmittal.

   (a)(1)(D)          Notice of Guaranteed Delivery.

   (a)(1)(E)          Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies
                      and Nominees.

   (a)(1)(F)          Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
                      Nominees.

   (a)(1)(G)          Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(1)(H)          Summary Advertisement as published on March 23, 2000.

   (a)(1)(I)          Text of press release issued by Travelers Property Casualty Corp., dated March 21, 2000.

   (a)(1)(J)          Text of press release issued by Citigroup Inc., dated March 21, 2000.

   (a)(1)(K)          Letter to shareholders from Jay S. Fishman, Chairman and Chief Executive Officer of
                      Travelers Property Casualty Corp., dated March 23, 2000.

   (a)(5)(A)          Complaint of Howard Vogel against Travelers Property Casualty Corp., Robert I. Lipp, Jay
                      S. Fishman, Frank J. Tasco, Dudley C. Mecum II, Arthur Zankel, Kenneth J. Bialkin,
                      Sanford I. Weill, Leslie B. Disharoon and Citigroup Inc., filed in the Court of Chancery in the State of Delaware on March 21, 2000.

   (a)(5)(B)          Complaint of Joseph Leone against Travelers Property Casualty Corp., Citigroup, Inc., Jay
                      S. Fishman, Sanford I. Weill, Robert I. Lipp, Kenneth Bialkin, Leslie B. Disharoon, Dudley
                      C. Mecum II, Frank J. Tasco, and Arthur Zankel, filed in the Court of Chancery in the
                      State of Delaware on March 21, 2000.

   (a)(5)(C)          Complaint of Leslie Susser against Travelers Property Casualty Corp., Sanford J. Weill, Jay
                      S. Fishman, Robert I. Lipp, Frank J. Tasco, Dudley C. Mecum II, Arthur Zankel, Kenneth
                      J. Bialkin, Leslie B. Disharoon and Citigroup Inc., filed in the Court of Chancery of the
                      State of Delaware on March 21, 2000.

   (a)(5)(D)          Complaint of George Schore against Travelers Property Casualty Corp., Citigroup Inc., Jay
                      S. Fishman, Sanford I. Weill, Robert I. Lipp, Kenneth Bialkin, Leslie B. Disharoon, Dudley
                      C. Mecum II, Frank J. Tasco, and Arthur Zankel, filed in the Court of Chancery in the
                      State of Delaware on March 21, 2000.

   (a)(5)(E)          Pages F-1 through F-10 of the Annual Report on Form 10-K of Travelers Property
                      Casualty Corp. for the year ended December 31, 1999 (incorporated by reference to the
                      Form 10-K of Travelers Property Casualty Corp., filed with the Securities and Exchange
                      Commission on March 13, 2000 (file No. 001-14328)).

     (b)              None.

  (c)(1)        Opinion of Morgan Stanley & Co. Incorporated to the Special Committee of the Board of
                Directors of the Company, dated March 21, 2000 (included as Annex B of the Offer to
                Purchase filed herewith as Exhibit (a)(1)(A)).

  (c)(2)        Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of
                the Board of Directors of Travelers Property Casualty Corp.

  (d)(1)        Agreement and Plan of Merger dated as of March 22, 2000, by and among Citigroup Inc.,
                The Travelers Insurance Group Inc. and Travelers Property Casualty Corp. (included as
                Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

    (e)         Not applicable.

    (f)         Section 262 of the Delaware General Corporation Law (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

    (g)         None.

    (h)         None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.


     The information set forth in the INTRODUCTION, SPECIAL FACTORS ("Interests of Certain Persons in the Offer and the Merger"), SPECIAL FACTORS ("Plans for the Company After the Offer and the Merger; Certain Effects of the Offer"), THE TENDER OFFER Section 11 ("Certain Effects of the Offer on the Market for the Shares"), SPECIAL FACTORS ("Purpose and Structure of the Offer and the Merger; Certain Effects of the Offer"), THE TENDER OFFER Section 5 ("Certain United States Federal Income Tax Consequences"), SPECIAL FACTORS ("Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger"), SPECIAL FACTORS ("Opinion of Financial Advisor"), SPECIAL FACTORS ("Position of Parent and the Purchaser Regarding Fairness of the Offer and the Merger"), THE TENDER OFFER Section 13 ("Certain Conditions to the Offer"), SPECIAL FACTORS ("Background of this Offer"), SPECIAL FACTORS ("The Merger Agreement"), THE TENDER OFFER Section 13 ("Certain Conditions to the Offer"), SPECIAL FACTORS ("Beneficial Ownership of Common Stock") and SPECIAL FACTORS ("Transactions and Arrangements Concerning the Shares") of the Offer to Purchase and on Schedule II to the Offer to Purchase is incorporated herein by reference.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     SCHEDULE TO AND SCHEDULE 13E-3

                                        CITIGROUP INC.

                                        By: /s/ Charles O. Prince, III
                                          -------------------------------------
                                          Name:  Charles O. Prince, III
                                          Title: General Counsel and Corporate
                                                 Secretary


                                        THE TRAVELERS INSURANCE GROUP INC.

                                        By: /s/ Irwin Ettinger
                                          -------------------------------------
                                          Name:  Irwin Ettinger
                                          Title: Senior Vice President


                                     SCHEDULE 13E-3

                                        TRAVELERS PROPERTY CASUALTY CORP.

                                        By: /s/ Jay S. Fishman
                                          -------------------------------------
                                          Name:  Jay S. Fishman
                                          Title: Chief Executive Officer and
                                                 President



Date: March 23, 2000

                                 EXHIBIT INDEX




    EXHIBIT NO.       DESCRIPTION
    -----------       -----------
   (a)(1)(A)          Offer to Purchase dated March 23, 2000.

   (a)(1)(B)          Recommendation Statement on Schedule 14D-9 of the Company, dated March 23, 2000.

   (a)(1)(C)          Letter of Transmittal.

   (a)(1)(D)          Notice of Guaranteed Delivery.

   (a)(1)(E)          Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust
                      Companies and Nominees.

   (a)(1)(F)          Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
                      Nominees.

   (a)(1)(G)          Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(1)(H)          Summary Advertisement as published on March 23, 2000.

   (a)(1)(I)          Text of press release issued by Travelers Property Casualty Corp., dated March 21, 2000.

   (a)(1)(J)          Text of press release issued by Citigroup Inc., dated March 21, 2000.

   (a)(1)(K)          Letter to shareholders from Jay S. Fishman, Chairman and Chief Executive Officer of
                      Travelers Property Casualty Corp., dated March 23, 2000

   (a)(5)(A)          Complaint of Howard Vogel against Travelers Property Casualty Corp., Robert I. Lipp,
                      Jay S. Fishman, Frank J. Tasco, Dudley C. Mecum II, Arthur Zankel, Kenneth J.
                      Bialkin, Sanford I. Weill, Leslie B. Disharoon and Citigroup Inc., filed in the Court of
                      Chancery in the State of Delaware on March 21, 2000.

   (a)(5)(B)          Complaint of Joseph Leone against Travelers Property Casualty Corp., Citigroup Inc.,
                      Jay S. Fishman, Sanford I. Weill, Robert I. Lipp, Kenneth Bialkin, Leslie B. Disharoon,
                      Dudley C. Mecum II, Frank J. Tasco, and Arthur Zankel, filed in the Court of Chancery in the State of Delaware on March 21, 2000.

   (a)(5)(C)          Complaint of Leslie Susser against Travelers Property Casualty Corp., Sanford J. Weill,
                      Jay S. Fishman, Robert I. Lipp, Frank J. Tasco, Dudley C. Mecum II, Arthur Zankel,
                      Kenneth J. Bialkin, Leslie B. Disharoon and Citigroup Inc., filed in the Court of
                      Chancery of the State of Delaware on March 21, 2000.

   (a)(5)(D)          Complaint of George Schore against Travelers Property Casualty Corp., Citigroup, Inc.,
                      Jay S. Fishman, Sanford I. Weill, Robert I. Lipp, Kenneth Bialkin, Leslie B. Disharoon,
                      Dudley C. Mecum II, Frank J. Tasco, and Arthur Zankel, filed in the Court of Chancery in the State of Delaware on March 21, 2000.

   (a)(5)(E)          Pages F-1 through F-10 of the Annual Report on Form 10-K of Travelers Property
                      Casualty Corp. for the year ended December 31, 1999 (incorporated by reference to the
                      Form 10-K of Travelers Property Casualty Corp., filed with the Securities and Exchange
                      Commission on March 13, 2000 (File No. 001-14328)).

     (b)              None.

 EXHIBIT NO.    DESCRIPTION
 -----------    -----------
  (c)(1)        Opinion of Morgan Stanley & Co. Incorporated to the Special Committee of the Board
                of Directors of the Company, dated March 21, 2000 (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

  (c)(2)        Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of
                the Board of Directors of Travelers Property Casualty Corp.

  (d)(1)        Agreement and Plan of Merger dated as of March 22, 2000, by and among Citigroup
                Inc., The Travelers Insurance Group Inc. and Travelers Property Casualty Corp.
                (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

    (e)         Not applicable.

    (f)         Section 262 of the Delaware General Corporation Law (included as Annex C of the
                Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

    (g)         None.

    (h)         None.


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